UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Dr. Andrew Lo

c/o Roivant Sciences Ltd.

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1.	Name of Reporting Person Dr. Andrew Lo

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO - other

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares (see Item 5)

	8.	Shared Voting Power 0 Common Shares (see Item 5)

	9.	Sole Dispositive Power 0 Common Shares (see Item 5)

	10.	Shared Dispositive Power 16,013,540 Common Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 Common Shares (see Item 5)*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1%* (see Item 5)

14.	Type of Reporting Person IN

* The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as provided by Arbutus Biopharma Corporation (the “Issuer”) to Roivant Sciences Ltd. (“Roivant”). As of the date of this Amendment No. 2 to the Schedule 13D, the reporting person is deemed to beneficially own 16,013,540 common shares, no par value (“Common Shares”), of the Issuer. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”) acquired by Roivant on October 16, 2017. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended, this Amendment No. 2 (the “Amendment No. 2”) to the Schedule 13D amends certain items of the Schedule 13D relating to the common shares, no par value (the “Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 13, 2016, as amended on October 19, 2016 (the “Schedule 13D”). This Amendment No. 2 is being filed to report the closing on October 16, 2017 of the disposition of the first tranche of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”) to Roivant Sciences Ltd. (“Roivant”), pursuant to the subscription agreement, dated October 2, 2017 (the “Subscription Agreement”), between Roivant and the Issuer. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.    Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b)                                 The address of the Reporting Person is c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows by adding the following paragraph between the third and fourth paragraphs:

The information included in Item 6 is hereby incorporated herein by reference.

Item 5.       Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

(a)                                 As an Independent Director with dispositive power over the Common Shares directly owned by Roivant, the Reporting Person may be deemed an indirect beneficial owner of the 16,013,540 Common Shares directly owned by Roivant, representing 29.1% of the issued and outstanding Common Shares of the Issuer. The Reporting Person will not beneficially own the Common Shares underlying the Preferred Shares acquired in the First Closing (as defined in Item 6) or the Common Shares underlying the Preferred Shares to be acquired (subject to the applicable conditions in the Subscription Agreement) in the Second Closing (as defined in Item 6), until the date that is 60 days prior to the date on which the Preferred Shares become convertible into the Common Shares, either automatically or at Roivant’s option pursuant to the terms of the Preferred Shares.  As described in Item 6 of the Schedule 13D, the Preferred Shares will mandatorily convert into the Common Shares on the fourth anniversary of the First Closing, subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option.

(b)                                 The aggregate number of Common Shares beneficially owned by the Reporting Person and the numbers of Common Shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on lines 7 through 11 of the cover sheet of this Schedule 13D. The percentage of outstanding Common Shares that may be deemed to be beneficially owned by the Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on an aggregate of 55,051,995 Common Shares issued and outstanding as of October 12, 2017, as provided by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares (subject to adjustment pursuant to the conversion terms of the Preferred Shares, as described in Item 6 of the Schedule 13D) underlying 500,000 Preferred Shares acquired on October 16, 2017, which Common Shares are not deemed beneficially owned as described in Item 5(a). The Reporting Person disclaims beneficial ownership in all of the Common Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein.

Except as disclosed in this Schedule 13D, the Reporting Person does not beneficially own any Common Shares or have the right to acquire any Common Shares, and does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Person may be deemed to beneficially own.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On October 16, 2017 (the “First Closing”), Roivant acquired an aggregate of 500,000 Preferred Shares pursuant to the Subscription Agreement. Pursuant to the Subscription Agreement, Roivant will acquire an additional 664,000 Preferred Shares from the Issuer at a second closing for an aggregate purchase price of $64.0 million (the “Second Closing”), following the requisite approval of the shareholders of the Issuer and the satisfaction of the other applicable conditions. The aggregate purchase price of the Preferred Shares is $116.4 million, representing a price per Preferred Share of $100.00 (the “Purchase Price”), $50.0 million of which Roivant paid on October 16, 2017. As set forth below, the Preferred Shares will initially be convertible into 22,833,922 Common Shares, which conversion will occur mandatorily four years after issuance (subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

Pursuant to the Subscription Agreement, in connection with the First Closing, on October 16, 2017, the Issuer filed an amendment to the Notice of Articles and the Articles of the Issuer (the “Preferred Shares Articles Amendment”). The terms, rights, obligations and preferences of the Preferred Shares are set forth in the Preferred Shares Articles Amendment.

Preferred Share Rights and Restrictions

Dividends

In the event the Issuer distributes to all or substantially all holders of Common Shares any cash, shares, evidences of the Issuer’s indebtedness or other assets, securities or property, including rights to acquire assets, securities or property, the holders of Preferred Shares will be entitled to receive such dividend in cash (the “Participating Cash Dividend”) or such other distributed items (a “Participating In-Kind Dividend”) at the same time and in the same manner as holders of Common Shares would have received if such Preferred Shares had been converted into Common Shares upon the Mandatory Conversion Date (as defined below).

Mandatory Conversion

On the fourth anniversary of the First Closing (the “Mandatory Conversion Date”), any Preferred Shares not yet converted will be automatically converted into (i) a number of Common Shares equal to the amount determined by dividing (A) the Purchase Price plus an amount equal to 8.75% of the Purchase Price per annum, compounded annually (the “Liquidation Preference”) by (B) the conversion price in effect at the time of conversion; (ii) cash for any accrued but unpaid Participating Cash Dividends (to the extent not included in the Purchase Price) on the Preferred Shares being converted; and (iii) any accrued and unpaid Participating In-Kind Dividends.

Optional Conversion

Each Preferred Share is initially convertible based on a conversion price of $7.13, subject to adjustment for certain distributions, recapitalizations, reclassifications and other transactions by the Issuer on or with respect to the Common Shares. In the event of a transaction that involves (i) a fundamental transfer of value to the Common Shares in which the Preferred Shares do not have the right to participate or (ii) a Fundamental Change (as defined in the Preferred Shares Articles Amendment), each Preferred Share may be converted prior to such transaction at the option of its holder into (A) a number of Common Shares equal to the amount determined by dividing (x) the Liquidation Preference (calculated giving effect to the four-year period set forth in “Mandatory Conversion” above, irrespective of the date of conversion) by (y) the conversion price in effect at the time of conversion; (B) cash for any accrued but unpaid Participating Cash Dividends (to the extent not included in the Purchase Price) on the Preferred Shares being converted; and (C) any accrued and unpaid Participating In-Kind Dividends.

Liquidation Preference; Ranking

In the event of any liquidation, dissolution or winding up of the Issuer, the holders of the Preferred Shares will be entitled to receive an amount in cash equal to the amount that the holder of a Preferred Share would have been entitled to receive if such Preferred Share had been converted into Common Shares upon the Mandatory Conversion Date. Neither the voluntary sale, conveyance, exchange or transfer of all or substantially all of the assets of the Issuer nor the consolidation or merger of the Issuer with or into another entity will be deemed a liquidation, dissolution or winding up of the Issuer.

The Preferred Shares will rank senior to the Common Shares with respect to any distributions or rights upon liquidation, dissolution or winding up of the Issuer.

Voting Rights

The Preferred Shares will not have the right to vote on any matters except as required by law, including under the British Columbia Business Corporations Act.

The foregoing description of the Preferred Share Articles Amendment does not purport to be complete and is qualified in its entirety by reference to the form of the Preferred Share Articles Amendment, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

(1) Form of Terms of Series A Participating Convertible Preferred Stock of Arbutus Biopharma Corporation (incorporated by reference to Schedule B to Exhibit 7.08 to the Schedule 13D/A of Roivant Sciences Ltd., filed with the SEC on October 3, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2017	Dr. Andrew Lo

	By:	/s/ Dr. Andrew Lo
Dr. Andrew Lo